SOUR RICE, LLC DBA MOTZE

Unaudited Financial Statements For The Period July 6, 2015 to December 31, 2015

October 25, 2016

SOUR RICE, LLC DBA MOTZE
BALANCE SHEET
December 31, 2015
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ASSETS

CURRENT ASSETS

Cash $ -

TOTAL CURRENT ASSETS -

NON-CURRENT ASSETS

Deposits -

TOTAL NON-CURRENT ASSETS -

TOTAL ASSETS $ -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable $ -

TOTAL CURRENT LIABILITIES -

NON-CURRENT LIABILITIES

Due to Members 800

TOTAL LIABILITIES 800

MEMBERS' EQUITY

Retained Earnings (Deficit) (800)

TOTAL MEMBERS' EQUITY (800)

TOTAL LIABILITIES AND MEMBERS' EQUITY $ -

SOUR RICE, LLC DBA MOTZE
INCOME STATEMENT
For the Period of July 6, 2015 to December 31, 2015
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Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
Repairs and Maintenance		
Professional Fees		
Startup Costs		
Advertisting		
General & Administrative		
Smallwares		
Travel		
		-
Net Income from Operations		-
Other Income (Expense)		
State and Local Taxes		(800)
Net Income	$	(800)

SOUR RICE, LLC DBA MOTZE
STATEMENT OF CASH FLOWS
For the Period of July 6, 2015 to December 31, 2015
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Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(800)
Change in Accounts Payable		-
Net Cash Flows From Operating Activities		(800)
Cash Flows From Investing Activities		
Change in Deposits		
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Change in Borrowings Due To Related Parties		800
Net Cash Flows From Investing Activities		800
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

SOUR RICE, LLC DBA MOTZE
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JULY 6, 2015 TO DECEMBER 31, 2015

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ORGANIZATION AND NATURE OF ACTIVITIES

Sour Rice, LLC DBA Motze ("the Company") is a new restaurant concept with a globally-influenced menu located in San Francisco, California.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising operating capital. The Company's ability to launch successfully and continue as a going concern may be dependent on the results of the crowdfund offering.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. There were no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Amounts Due to Members

The Company's members have advanced capital to the Company in the form of cash and by payment of certain formation and startup expenses. The amounts due accrue no interest and are payable from current income as the Company's earnings allow.

Federal Income Taxes

The Company has not completed its first full year of operation, but recorded a net operating loss for the period ended December 31, 2015. Any loss carryforward to which the Company may be entitled will be applied to future income to reduce income taxes payable. Due the the uncertainty associated with the Company's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

SOUR RICE, LLC DBA MOTZE
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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State Taxes

The Company is subject to income tax in the State of California. The Company's 2015 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2020.

The Company paid the minimum tax of $800 to the State of California for the period ended December 31, 2015.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 25, 2016, the date that the financial statements were available to be issued.